

中策集團有限公司
China Strategic Holdings Limited



05005276

8樓
Rd.,
ng.

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC



SEC MAIL
RECEIVED
PROCESSING
JAN 18 2005
WASH, D.C.
213
SECTION

17th January, 2005

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 23rd December, 2004;
2. Announcement dated 31st December, 2004;
3. Announcement dated 12th January, 2005;
4. Circular dated 22nd December, 2004; and
5. Form D2A dated 23rd December, 2004.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited



Jenny Chan
Secretary



PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

Encl.

JC/DT/CSH05



香港版 中國日報

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(stock code: 235)

ANNOUNCEMENT

The board of directors (the "Board") of China Strategic Holdings Limited (the "Company") announces that Mr. Li Wa Kin ("Mr. Li") resigned as Executive Director and the Deputy Managing Director of the Company with effect from 23rd December, 2004 due to personal reasons. Mr. Li confirmed that there is no disagreement with the Board and there is no matter relating to his resignations that needs to be brought to the attention of the shareholders of the Company.

The Board takes this opportunity to thank Mr. Li for his contribution to the Company during his tenure of service.

By Order of the Board of
China Strategic Holdings Limited
Chan Yan Yan, Jenny
Secretary

Hong Kong, 23rd December, 2004

As at the date of this announcement, the board of directors of the Company comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann, Ms. Fung Wan Yiu, Agnes and Mr. Wong King Lam, Joseph as independent non-executive directors.

香 港 經 濟 日 報



2004年12月24日 星期五



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

(股份代號：235)

公佈

中策集團有限公司(「本公司」)之董事會(「董事會」)公佈李華健先生(「李先生」)因私人理由而辭任本公司之執行董事及副董事總經理之職務，由二零零四年十二月二十三日起生效。李先生確認並非與董事會意見不合，亦無任何與其辭任有關之事宜須知會本公司之股東。

董事會謹此對李先生於其任期為本公司作出之貢獻致謝。

承董事會命
中策集團有限公司
秘書
陳欣欣

香港，二零零四年十二月二十三日

於本公佈刊發日期，董事會之成員包括執行董事陳國強博士、Yap, Allan 博士、周美華女士及陳玲女士、陳國鴻先生及呂兆泉先生分別為陳國強博士之替任董事及Yap, Allan 博士之替任董事，以及獨立非執行董事卜思問先生、馮蘊瑤女士及黃景霖先生。



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(stock code: 235)

ANNOUNCEMENT

In accordance with Rule 3.7 of the Hong Kong Code on Takeovers and Mergers, the Company wishes to inform the public of the status of the Possible Acquisition.

Reference is made to the announcements issued by China Strategic Holdings Limited (the "**Company**") dated 15 October 2004 and 15 November 2004 respectively and the joint announcement made by the Company and Wing On Travel (Holdings) Limited dated 30 November 2004 regarding, among others, the possible acquisition (the "**Possible Acquisition**") by a third party of the interests of Hanny Holdings Limited ("**Hanny**") and Paul Y. - ITC Construction Holdings Limited ("**Paul Y. - ITC**") in the Company. Unless otherwise specified, terms used in this announcement shall have the same meaning as those defined in the announcement of the Company dated 15 October 2004.

The Company has been informed in writing by each of Hanny and Paul Y. - ITC on 30 December 2004 that it is still in discussion with the third party regarding the Possible Acquisition and that the discussion regarding the Possible Acquisition is not in an advanced stage, material terms of the Possible Acquisition have yet to be agreed and no timetable has been fixed for the Possible Acquisition. Therefore, both Hanny and Paul Y. - ITC do not consider that an offer for the shares of the Company is imminent.

As the Possible Acquisition may or may not take place, shareholders of the Company and public investors are advised to exercise caution when dealing in the shares of the Company. The directors of the Company will keep the market informed as and when they have been notified of the progress of the Possible Acquisition in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Code on Takeovers and Mergers.

By Order of the Board of
China Strategic Holdings Limited
Chan Yan Yan, Jenny
Secretary

Hong Kong, 31 December 2004

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Executive Directors:—
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-Executive Directors:—
Mr. David Edwin Bussmann
Ms. Fung Wan Yiu, Agnes
Mr. Wong King Lam, Joseph

The Standard Thursday, January 13, 2005



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(stock code: 235)

APPOINTMENT OF EXECUTIVE DIRECTOR

The board of directors (the "Board") of China Strategic Holdings Limited (the "Company") announces that Mr. Li Bo ("Mr. Li") has been appointed as an executive director of the Company with effect from 7th January, 2005.

Mr. Li, aged 33, graduated from Beijing Foreign Studies University with bachelor's degree. Mr. Li has financial management experience in a textile company, management experience in public company and experience in the field of M&A business. Mr. Li has served a Hi-tech company in the PRC, meanwhile involved in managing a subsidiary listed as an A-share company, and preparing listing procedure of that Hi-tech company on Hong Kong stock market. Mr. Li had served governmental departments with experience of dealing with diplomatic affairs. Mr. Li had engaged in the research of capital markets and privatization of countries in transition. Mr. Li had also worked at the representative office in Beijing for an US securities company, providing consulting advisory services for Chinese clients intending to go public in the USA.

There is no service contract entered into between the Company and Mr. Li. He will have no fixed term of service with the Company and will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting in accordance with the Articles of Association of the Company. His emoluments will be determined and subject to review by the Board of the Company from time to time by reference to his duties and responsibilities with the Company.

Save as disclosed above, Mr. Li does not have any directorships in any listed companies in the past three years. He has not previously held any position with the Company or its subsidiary and, save as disclosed above, does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Li does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Board would like to take this opportunity to express our warmest welcome to Mr. Li for joining the Company.

By Order of the Board of
China Strategic Holdings Limited
Chan Yan Yan, Jenny
Secretary

Hong Kong, 12th January, 2005

As at the date of this announcement, the board of directors of the Company comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva and Mr. Li Bo as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann, Ms. Fung Wan Yiu, Agnes and Mr. Wong King Lam, Joseph as independent non-executive directors.

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director
(Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form D2A

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 29649

1 公司名稱 Company Name

China Strategic Holdings Limited
中策集團有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of ~~Secretary／~~Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual ~~Secretary／~~Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
李華健	Li	Wa Kin

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
P458321(7)	

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
23	12	2004

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 5) 提交人的資料 Presentor's Reference

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

電話 Tel: 2372 0130 傳真 Fax: 2810 6982

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
28 -12- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

表格 Form **D2A**

公司編號 Company Number: 29649

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese:

英文姓名 Name in English:

姓氏 Surname	名字 Other Names

前用姓名 Previous Names:

別名 Alias:

(註 Note 13) **住址 Residential Address**:

國家 Country:

(註 Note 14) **電郵地址 E-mail Address**:

(註 Note 15) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number:

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY

(註 Note 16) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事 Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment**

☐ 是 Yes
☐ 否 No

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司編號 Company Number: 29649

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**
(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 **Name in Chinese**

(註 Note 19) 英文名稱 **Name in English**

(註 Note 20) 地址 **Address** | 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment**

日 DD 月 MM 年 YYYY

(註 Note 22) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 **Yes**
☐ 否 **No**

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B and** 0 **Continuation Sheet(s) C.**

簽署 Signed : [signature]

姓名 Name : Chan Yan Yan, Jenny

日期 Date : 23rd December, 2004

日 DD / 月 MM / 年 YYYY

~~董事 Director~~／秘書 Secretary *

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Strategic Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



CHINA STRATEGIC HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0235)

DISCLOSEABLE TRANSACTION

IN RESPECT OF THE DISPOSAL AND SUBSCRIPTION OF

2,340 MILLION SHARES IN WING ON TRAVEL (HOLDINGS) LIMITED

A letter from the board is set out on pages 4 to 9 of this circular.

22 December 2004

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement dated 30 November 2004 jointly issued by the Company and Wing On Travel regarding, amongst other things, the issue of Subscription Shares pursuant to the Second Placing Agreement
"associate(s)"	has the meaning as ascribed to it under the Listing Rules
"Board"	the board of Directors
"CEL"	China Enterprises Limited, a company incorporated in Bermuda with limited liability and the shares of which are traded on the OTC Bulletin Board in the United States of America
"CEL Group"	CEL and its subsidiaries
"Company" or "CSH"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability and the Shares are listed on the Main Board of the Stock Exchange
"Directors"	the directors of the Company
"First Placing Agreement"	the placing agreement dated 30 November 2004 between CEL, Wing On Travel and the Placing Agent in respect of the placing of 3,660 million existing Wing On Shares and the conditional subscription of 3,660 million new Wing On Shares
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party"	a party who to the best of the knowledge, information and belief of Directors having made all reasonable enquiry is a third party independent of the Company and its connected persons (as defined in the Listing Rules)

"Independent Shareholders"	shareholders of Wing On Travel (other than CEL and its associates)
"Latest Practicable Date"	20 December 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Committee"	the listing sub-committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placees"	the placees procured by the Placing Agent under the Placing, all of which were Independent Third Parties
"Placing"	the placement of 6,000 million existing Wing On Shares by the Placing Agent to the Placees at the Placing Price under the Placing Agreements
"Placing Agent"	Deutsche Bank AG, Hong Kong Branch, an Independent Third Party
"Placing Agreements"	the First Placing Agreement and the Second Placing Agreement
"Placing Price"	the placing price of HK$0.028 per Placing Share under the Placing, which is the same as the Subscription Price
"Placing Share(s)"	6,000 million existing Wing On Shares to be placed under the Placing
"Second Placing Agreement"	the placing agreement dated 30 November 2004 between CEL, Wing On Travel and the Placing Agent in respect of the placing of 2,340 million existing Wing On Shares and the conditional subscription of 2,340 million new Wing On Shares
"SFO"	the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of 6,000 million new Wing On Shares by CEL (or its nominees) under the Placing Agreements
"Subscription Price"	the subscription price of HK$0.028 per Subscription Share under the Subscription, which is the same as the Placing Price
"Subscription Share(s)"	new Wing On Shares to be subscribed by CEL under the Placing Agreements which is equivalent to the number of Placing Shares placed by the Placing Agent
"Wing On Shares"	share(s) of HK$0.01 each in the share capital of Wing On Travel
"Wing On Travel"	Wing On Travel (Holdings) Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Wing On Travel Group"	Wing On Travel and its subsidiaries
"%"	per cent.



CHINA STRATEGIC HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0235)

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Li Wa Kin
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-Executive Directors
Mr. David Edwin Bussmann
Ms. Fung Wan Yiu, Agnes
Mr. Wong King Lam, Joseph

Registered Office:
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon
Hong Kong

22 December 2004

To the Shareholders

Dear Sir and Madam,

DISCLOSEABLE TRANSACTION IN RESPECT OF THE DISPOSAL AND SUBSCRIPTION OF 2,340 MILLION SHARES IN WING ON TRAVEL (HOLDINGS) LIMITED

INTRODUCTION

Reference is made to the Announcement dated 30 November 2004, in relation to the Placing Agreements entered into between CEL (a subsidiary of the Company and a substantial shareholder of Wing On Travel), Wing On Travel and the Placing Agent on 30 November 2004 pursuant to which the Placing Agent agreed to place, on a fully underwritten basis, 6,000 million Wing On

Shares at the price of HK$0.028 per Placing Share to no less than six Placees under each of the Placing Agreements who and whose ultimate beneficial owners are Independent Third Parties procured by the Placing Agent and CEL would subscribe for 6,000 million new Wing On Shares at the same price of HK$0.028 per Subscription Share. The Placing has been completed on 3 December 2004 and the issue and subscription of 3,660 million new Wing On Shares pursuant to the First Placing Agreement has been completed on 14 December 2004.

The disposal of 2,340 million existing Wing On Shares and the Subscription of 2,340 million new Wing On Shares by CEL under the Second Placing Agreement constitutes a discloseable transaction of CSH under the Listing Rules as the consideration ratio in respect of each of such transaction exceeds 5% but is less than 25%.

The purpose of this circular is to provide you with further information in relation to the placing and subscription under the Second Placing Agreement.

THE SECOND PLACING AGREEMENT

Date of the Second Placing Agreement:

30 November 2004

Parties to the Second Placing Agreement:

(1) CEL, a subsidiary of the Company and a substantial shareholder of Wing On Travel as to 19.58% as the Latest Practicable Date

(2) Wing On Travel

(3) Placing Agent, an Independent Third Party

Number of new Wing On Shares to be subscribed for pursuant to the Second Placing Agreement:

2,340 million Subscription Shares represent (i) approximately 7.26% of the existing issued share capital of Wing On Travel as at the Latest Practicable Date; and (ii) approximately 6.77% of the issued share capital of Wing On Travel as enlarged by the issue of the 2,340 million Subscription Shares under the Second Placing Agreement.

Subscription price:

HK$0.028 per Subscription Share, being the same as the Placing Price. The aggregate Subscription Price of 2,340 million Subscription Shares amounts to HK$65.52 million payable in cash. The Placing Price represents a discount of 22.2% of closing price of HK$0.036 per Wing On Share as quoted on the Stock Exchange on the Latest Practicable Date.

Conditions of the Subscription:

The issue of Subscription Shares pursuant to the Second Placing Agreement is conditional upon (i) the Listing Committee granting listing of and permission to deal in the Subscription Shares which fall to be issued under that agreement; (ii) completion of the placing of the Placing Shares under that agreement having taken place; and (iii) the approval of such issue by Independent Shareholders having been obtained. Completion of the subscription of Subscription Shares under the Second Placing Agreement will take place on the third business day after the fulfillment of all such conditions. If such conditions (including the obtaining of Independent Shareholders' approval of the issue of new Wing On Shares under the Second Placing Agreement) are not fulfilled on or before 31 January 2005 or such later date as CEL and Wing On Travel may agree in writing, the subscription of the 2,340 million Wing On Shares under the Second Placing Agreement will not proceed.

RANKING OF SUBSCRIPTION SHARES

The Subscription Shares, when issued and fully paid, will rank pari passu in all respects with the Wing On Shares in issue on the date of allotment and issue of the Subscription Shares including the right to any dividends or distributions. As at the Latest Practicable Date, there is no restrictions in disposal in respect of the Subscription Shares.

INFORMATION OF THE COMPANY

The Company is an investment holding company. The Group is principally engaged in manufacturing and trading of battery products and property investment and development business in the PRC.

INFORMATION OF CEL

CEL is an investment holding company and is owned as to approximately 55.22% effective equity interest and approximately 88.79% effective voting interest by the Company. CEL is therefore a subsidiary of the Company. The CEL Group has substantial interests in other investment companies, which through their subsidiaries are principally engaged in the manufacturing and marketing of tires in the PRC and other countries aboard and the business of providing package tour, travel and other related services and hotel and leisure-related-business.

INFORMATION OF WING ON TRAVEL

Wing On Travel is an investment holding company. Wing On Travel Group is principally engaged in the business of providing package tours, travel and other related services with branches in Hong Kong, Macau, Canada and the United Kingdom, and hotel operation in Hong Kong and the PRC.

The audited consolidated net losses (both before and after taxation and extraordinary items and minority interest) of Wing On Travel for the nine months ended 31 December 2002 and the year ended 31 December 2003 and the unaudited consolidated net profit (both before and after taxation and extraordinary items and minority interest) of Wing On Travel for the six months ended 30 June 2004 were as follows:–

	Six months ended 30 June 2004	**Year ended 31 December 2003**	**Nine months ended 31 December 2002**
	HK$'000	*HK$'000*	*HK$'000*
	(unaudited)	(audited)	(audited)
Turnover	814,139	1,416,235	1,323,286
Consolidated net profit/(loss) before taxation and extraordinary items and minority interest	32,868	(373,047)	(304,153)
Taxation (charge)/credit	(8)	2,075	669
Consolidated net profit/(loss) after taxation and extraordinary items and minority interest	32,953	(370,972)	(302,248)

Based on the interim report of Wing On Travel for the six months ended 30 June 2004, the unaudited consolidated net asset value and unaudited total assets of Wing On Travel as at 30 June 2004 was approximately HK$325.7 million and HK$2,553.03 million respectively.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Second Placing Agreement was a part of the Placing and Subscription which as a whole facilitates fund raising by Wing On Travel and help strengthen its financial position. The Subscription Price under the Second Placing Agreement was the same as the Placing Price, both of which were determined after arm's length negotiations between CEL, Wing On Travel and the Placing Agent. The boards of the Company and Wing On Travel including their respective independent non-executive directors consider the Subscription Price to be fair and reasonable.

If the issue of the Subscription Shares pursuant to the Second Placing Agreement is completed, CSH will incur a loss of approximately HK$3.9 million resulting from the dilution of interests in Wing On Travel with reference to the unaudited management accounts of CSH as at 30 June 2004. If the issue of the Subscription Shares pursuant to the Second Placing Agreement is not completed, CSH will obtain a gain of approximately HK$67.9 million resulting from the sale of 2,340 million Wing On Shares under the Second Placing Agreement with reference to the unaudited management accounts of CSH as at 30 June 2004. The consideration in respect of 2,340 million Wing On Shares of HK$65.52 million represents an excess of approximately HK$23.2 million over the unaudited net asset value of 2,340 million Wing On Shares of approximately HK$42.3 million as at 30 June 2004. Upon the completion of the issue of the Subscription Shares pursuant to the Second Placing Agreement, the Placing and the Subscription will not have any material effect on the assets and liabilities of CSH. There are no restrictions in relation to the Placing Shares to be placed pursuant to the Second Placing Agreement.

As CSH has an interest in Wing On Travel through CEL, the Directors including the independent non-executive Directors consider that the proposed Placing and Subscription could in turn help bolster the Company's investment in Wing On Travel through improvement in Wing On Travel's financial position and increase of its capital base, notwithstanding the dilution of the interests of the Company in Wing On Travel which the Subscription entails. If the issue of Subscription Shares pursuant to the Second Placing Agreement does not proceed (because the conditions precedent are not fulfilled by the agreed deadline, 31 January 2005), the Company intends that the net proceeds of the sale of existing Shares pursuant to the Second Placing Agreement (which would amount to HK$65.52 million if all 2,340 million existing Placing Shares were sold under the Second Placing Agreement) to be used by CEL as general working capital. CEL has no specific intended use for such proceeds.

The Directors including the independent non-executive Directors are of the view that the disposal and subscription of 2,340 million Wing On Shares pursuant to the Second Placing Agreement is in the interest of the Company and the terms of the Second Placing Agreement are fair and reasonable and in the interests of the Company and Shareholders as a whole.

Yours faithfully,
By order of the Board of
China Strategic Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

I. Interests of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors or chief executive of the Company in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

(a) Interests in the ordinary Shares

Name of Directors	Long position/ Short position	Capacity	Nature of interest	Number of Shares	Approximate percentage of shareholding
Dr. Chan Kwok Keung, Charles *(Note)*	Long position	Interest held by controlled corporation	Corporate interest	258,819,795	29.36%

Note Dr. Chan Kwok Keung, Charles owns the entire interest of Chinaview International Limited ("Chinaview") which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. – ITC Construction Holdings Limited ("Paul Y."). Paul Y. owns

the entire interest of Paul Y. – ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, Paul Y., Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan are deemed to be interested 258,819,795 shares which are held by Calisan.

(b) Interest in Associated Corporation

Name of Directors	Name of associated corporation	Long position/ Short position	Capacity	Nature of interest	Number of Shares	Approximate percentage of shareholding
Dr. Chan Kwok Keung, Charles	Wing On Travel	Long position	Beneficial owner	Personal interest	17,280,000	0.05%

II. Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as is known to the Directors or chief executive of the Company, the following persons had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:–

(a) Interests in the Shares

Name	Long position/ Short position	Capacity	*Notes*	Nature of interest	Number of Shares	Approximate percentage of shareholding
Calisan	Long position	Beneficial owner	*1*	Personal interest	258,819,795	29.36%
GDL	Long position	Interest held by controlled corporation	*1*	Corporate interest	258,819,795	29.36%
PYITCIG	Long position	Interest held by controlled corporation	*1*	Corporate interest	258,819,795	29.36%
Paul Y. – ITC	Long position	Interest held by controlled corporation	*1*	Corporate interest	258,819,795	29.36%

Name	Long position/ Short position	Capacity	*Notes*	Nature of interest	Number of Shares	Approximate percentage of shareholding
Hollyfield	Long position	Interest held by controlled corporation	*1*	Corporate interest	258,819,795	29.36%
ITC Investment	Long position	Interest held by controlled corporation	*1*	Corporate interest	258,819,795	29.36%
ITC	Long position	Interest held by controlled corporation	*1*	Corporate interest	258,819,795	29.36%
Galaxyway	Long position	Interest held by controlled corporation	*1*	Corporate interest	258,819,795	29.36%
Chinaview	Long position	Interest held by controlled corporation	*1*	Corporate interest	258,819,795	29.36%
Dr. Chan Kwok Keung, Charles	Long position	Interest held by controlled corporation	*1*	Corporate interest	258,819,795	29.36%
Ms. Ng Yuen Lan, Macy	Long position	Interest held by family	*2*	Family interest	258,819,795	29.36%
Well Orient Limited	Long position	Beneficial Owner	*3*	Personal interest	258,819,794	29.36%
Powervote Technology Lmited	Long position	Interest held by controlled corporation	*3*	Corporate interest	258,819,794	29.36%

Name	Long position/ Short position	Capacity	*Notes*	Nature of interest	Number of Shares	Approximate percentage of shareholding
Hanny Magnetics (B.V.I.) Limited	Long position	Interest held by controlled corporation	*3*	Corporate interest	258,819,794	29.36%
Hanny Holdings Limited	Long position	Interest held by controlled corporation	*3*	Corporate interest	258,819,794	29.36%

Notes:

1. Dr. Chan Kwok Keung, Charles owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway. Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC. ITC owns the entire interest of ITC Investment. ITC Investment owns the entire interest in Hollyfield. Hollyfield owns more than one-third of the entire issued share capital of Paul Y. Paul Y. owns the entire interest of PYITCIG. PYITCIG owns the entire interest of GDL which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, Paul Y., Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan are deemed to be interested 258,819,795 shares of the Company which are held by Calisan.

2. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan Kwok Keung, Charles and deemed to be interested in 258,819,795 shares of the Company held by Calisan.

3. Well Orient Limited ("WOL") is wholly-owned by Powervote Technology Limited ("PTL") which is in turn owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Megnetics is wholly-owned by Hanny Holdings Limited ("Hanny"). PTL, Hanny Magnetics and Hanny were deemed to be interested in 258,819,794 shares of the Company which were held by WOL.

(b) Substantial Shareholders of other members of the Group

So far as is known to the Directors or chief executive of the Company, the following person(s) is interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the other members of the Group as at the Latest Practicable Date:–

Name of subsidiary	Name of shareholder	Percentage of shareholding (No. of shares)	
		The Group	Other shareholder(s)
China Telecom International Limited	China Telecom Investment Corporation	51% 510 shares	49% 490 shares
Earnfull Industrial Limited	Wang Ming Jan	90% 9,000,000 shares	10% 1,000,000 shares
Orion (B.V.I.) Tire Corporation	Corondad Holding Limited	60% 60 shares	40% 60 shares
Orion Tire Corporation	Coronada Holding Limited	60% 60 shares	40% 60 shares
Principal Diamond Limited	Wonder Wealth Limited	80% 8 shares	20% 2 shares
Ruby Uniforms Limited	Frederick Poon Chuan Ki	90% 900 shares	10% 100 shares
Talent Cosmos Limited		80%	20%
	Cheung Kwok Keung, So So	10,400 shares	246 shares
	Chung Tat Yan		163 shares
	Wong Leung Ngai		328 shares
	Happy Trade Ltd.		1,534 shares
	Wong Kwok Chu		129 shares
	Power Guard Holdings Limited		200 shares

Save as disclosed above, the Directors or chief executive of the Company are not aware that there is any other persons who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying right to vote in all circumstances at general meeting of any other members of the Group or had any options in respect of such shares.

III. Directors' interests in competing business

The interests of Directors in competing businesses as at the Latest Practicable Date required to be disclosed pursuant to rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of company	Nature of interest	*Note*
Dr. Chan Kwok Keung, Charles	Paul Y. – ITC	As substantial shareholder and chairman of Paul Y. – ITC	*1*
	Hanny	As substantial shareholder, chairman and executive director of Hanny	*2*
	Wing On Travel	As executive director of Wing On Travel	*3*
Dr. Yap, Allan	Hanny	As managing director of Hanny	*2*
	Wing On Travel	As executive director of Wing On Travel	*3*
Ms. Chau Mei Wah, Rosanna	Paul Y. – ITC	As executive director of Paul Y. – ITC	*1*
Ms. Chan Ling, Eva	Wing On Travel	As director of subsidiaries of Wing On Travel	*3*

Name of Director	Name of company	Nature of interest	*Note*
Mr. Chan Kwok Hung	Hanny	As executive director of Hanny	*2*
Mr. Lui Siu Tsuen, Richard	Hanny	As deputy managing director of Hanny	*2*
	Wing On Travel	As executive director of Wing On Travel	*3*

Notes:

1. Paul Y. – ITC is principally engaged in the business of building construction, civil engineering, specialist works, property development and investment, development and investment in infrastructure projects, and manufacturing and trading of construction materials. Paul Y. – ITC owns two parcel of land in the PRC which is valued at approximately HK$41.5 million and it also owns house, some development site, land, undeveloped land portion and shop in the PRC. By virtue of Paul Y. – ITC's interest in a parcel of land in the PRC, the directors of Paul Y. – ITC who are also the Directors are considered to have interest in the business which are or are likely to compete either directly or indirectly with the property business of the Group. However given the parcel of land holds by Paul Y. – ITC is not in the proximity of the properties the Group owns, the Board considers the competition between the property business of Paul Y. – ITC and that of the Group is minimal. The Directors also confirm that the respective management and administration of the businesses as set out above are independent from the Group.

2. Hanny is principally engaged in trading of computer related products, consumer electronic products, distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidisks, household electronic products and telecommunication accessories, securities trading and land development in the PRC. Up to August 2004, a total of approximately of HK$155.4 million was paid by Hanny to obtain certain parts of land use right in Zhuhai, the PRC. By virtue of its interest in the parcel of land in Zhuhai, the PRC, which is in the proximity of the properties the Group owns, the directors of Hanny who are also the Directors are considered to have interest in the business which are or are likely to compete either directly or indirectly with the property business of the Group. The Directors also confirm that the respective management and administration of the businesses as set out above are independent from the Group.

3. Wing On Travel is principally engaged in the business of provision of package tours, travel and other related services. It also engaged in hotel and leisure-related-business. Wing On Travel owns a parcel of land with buildings and structures erected therein, in Guangxi Zhuang Nationality Autonomous Region, the PRC for hotel development, including a hotel building, a staff-quarter building and a boiler room valued at approximately HK$38.6 million as at 29 February 2004. By virtue of its interest in the parcel of land in Guangxi Zhueng Nationality Autonomous Region, the PRC, the directors of Wing On Travel who are also the Directors are considered to have interest in the business which are or are likely to compete either directly or directly with the property business of the Group. However given the parcel of land holds by Wing On Travel is not in the proximity of the properties the Group owns, the Board considers the competition between property business of Wing On Travel and that of the Group is minimal. The Directors also confirm that the respective management and administration of the businesses as set out above are independent from the Group.

3. SERVICE CONTRACTS

As at the Latest Practicable Date, none of Directors had entered into, or was proposing to enter into, any service contracts with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any member of the Group

5. MISCELLANEOUS

(a) The qualified accountant of the Company is Ms. Cheung Sze Man, who is a member of the Hong Kong Institute of Certified Public Accountants and CPA Australia.

(b) The secretary of the Company is Ms. Chan Yan Yan, Jenny, who is an associate member of the Institute of Chartered Secretary and Administrators and the Hong Kong Institute of Company Secretary.

(c) The registered office of the Company is situated at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(d) The share registrars of the Company is Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(e) In any event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

3. 服務合約

於最後實際可行日期，董事概無與本公司或本集團任何成員公司訂立或擬訂立任何服務合約（不包括在一年內到期或可由僱主在一年內終止而毋須支付賠償（法定賠償除外）之合約）。

4. 訴訟

於最後實際可行日期，本集團之任何成員公司概無涉及任何重大訴訟或索償，且據董事所知，本集團之任何成員公司概無尚未了結或面臨威脅之重大訴訟或索償。

5. 其他事項

(a) 本公司之合資格會計師為張詩敏女士，彼為香港會計師公會及澳洲會計師公會之會員。

(b) 本公司之秘書為陳欣欣女士，彼為英國特許秘書及行政人員公會及香港公司秘書公會之會員。

(c) 本公司之註冊辦事處為香港九龍觀塘鴻圖道51號保華企業中心8樓。

(d) 本公司之股份過戶登記處為標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(e) 本通函之中英文版本如有歧義，概以英文為準。

董事姓名	公司名稱	權益性質	附註
陳國鴻先生	錦興	為錦興之執行董事	2
呂兆泉先生	錦興	為錦興之副董事總經理	2
	永安旅遊	為永安旅遊之執行董事	3

附註：

1. 保華德祥主要從事樓宇興建、土木工程、專門工程、物業發展及投資、基建項目發展及投資及建築物料製造及貿易之業務。保華德祥擁有兩幅位於中國之土地，價值約為41,500,000港元，以及在中國擁有房屋、若干發展地盤、土地、未開發土地部分及店舖。就保華德祥於該幅位於中國之土地所持之權益而言，兼任保華德祥董事之董事被視為於與本集團地產業務直擁或間擁競爭或可能競爭之業務擁有權益。然而，由於保華德祥擁有之土地並非位於本集團擁有物業之附近，董事會認為保華德祥及本集團於地產業務之競爭不大。董事亦確認，上述各項業務之管理及行政均與本集團無關。

2. 錦興主要從事電腦相關產品、電子消費產品之貿易、電腦附件及儲存媒體驅動器、掃描器、影音產品、小型光碟、家用電子產品及電訊附件之分銷及市場推廣、證券買賣及在中國從事土地發展。直至二零零四年八月，錦興已付約155,400,000港元以獲取一幅位於中國珠海市之土地之若干部份土地使用權。就錦興於該幅位於中國珠海之土地（該土地位於本集團擁有物業之附近）所持之權益而言，兼任錦興董事之董事被視為於與本集團地產業務直接或間接競爭或可能競爭之業務擁有權益。董事亦確認，上述各項業務之管理及行政均與本集團無關。

3. 永安旅遊主要從事提供旅遊團、旅遊及其他有關服務之業務。其亦從事酒店及休閒有關業務。永安旅遊擁有一幅位於中國廣西壯族自治區用作發展酒店之土地，土地上建有多幢建築物及結構物，包括酒店大樓、員工宿舍及鍋爐房，於二零零四年二月二十九日其價值約為38,600,000港元。就永安旅遊於該幅位於中國廣西壯族自治區之土地所持之權益而言，兼任永安旅遊董事之董事被視為於與本集團地產業務直接或間接競爭或可能競爭之業務擁有權益。然而，由於永安旅遊擁有之土地並非位於本集團擁有物業之附近，董事會認為永安旅遊及本集團於地產業務之競爭不大。董事亦確認，上述各項業務之管理及行政均與本集團無關。

除上文所披露者外，董事或本公司行政總裁並不知悉於最後實際可行日期，有任何其他人士根據證券及期貨條例第XV部第2及第3分部之條文須向本公司披露擁有股份及相關股份之權益或淡倉，或直接或間接持有任何類別股本面值10%或以上之權益（附有權利可在任何情況下於本集團任何其他成員公司之股東大會上投票）或擁有該等股份之任何購股權。

III　董事於競爭業務之權益

於最後實際可行日期，董事須根據上市規則第8.10條之規定披露於競爭業務之權益如下：

董事姓名	**公司名稱**	**權益性質**	*附註*
陳國強博士	保華德祥	為保華德祥之主要股東兼主席	*1*
	錦興	為錦興之主要股東、主席兼執行董事	*2*
	永安旅遊	為永安旅遊之執行董事	*3*
Yap, Allan博士	錦興	為錦興之董事總經理	*2*
	永安旅遊	為永安旅遊之執行董事	*3*
周美華女士	保華德祥	為保華德祥之執行董事	*1*
陳玲女士	永安旅遊	為永安旅遊附屬公司之董事	*3*

(b) 本集團其他成員公司之主要股東

據董事或本公司行政總裁所知，於最後實際可行日期，持有任何類別股本面值10%或以上之權益（附有權利可在任何情況下於本集團其他成員公司之股東大會上投票）之人士如下：

附屬公司名稱	股東名稱	持股百分比（股份數目）本集團	持股百分比（股份數目）其他股東
中國國際電訊集團有限公司	China Telecom Investment Corporation	51% 510股股份	49% 490股股份
潤孚實業有限公司	王明健	90% 9,000,000股股份	10% 1,000,000股股份
Orion (B.V.I.) Tire Corporation	Corondad Holding Limited	60% 60股股份	40% 60股股份
Orion Tire Corporation	Coronada Holding Limited	60% 60股股份	40% 60股股份
Principal Diamond Limited	Wonder Wealth Limited	80% 8股股份	20% 2股股份
Ruby Uniforms Limited	Frederick Poon Chuan Ki	90% 900股股份	10% 100股股份
才宇有限公司		80%	20%
	張國強	10,400股股份	246股股份
	鍾達仁		163股股份
	黃良魏		328股股份
	Happy Trade Ltd.		1,534股股份
	黃國炷		129股股份
	Power Guard Holdings Limited		200股股份

名稱	好倉／淡倉	身份	附註	權益性質	股份數目	概約持股百分比
Hanny Magnetics (B.V.I.) Limited	好倉	受控制法團持有之權益	3	公司權益	258,819,794	29.36%
錦興集團有限公司	好倉	受控制法團持有之權益	3	公司權益	258,819,794	29.36%

附註：

1. 陳國強博士擁有Chinaview全部權益，而Chinaview擁有Gulaxyway全部權益。Gulaxyway擁有德祥企業超過三分之一全部已發行普通股本。德祥企業擁有ITC Investment之全部權益，而ITC Investment則擁有Hollyfield之全部權益。Hollyfield擁有保華德祥超過三分之一全部已發行股本。保華德祥擁有PYITCIG之全部權益。PYITCIG擁有GDL全部權益，而GDL擁有Calisan全部權益。因此，GDL、PYITCIG、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳博士被視為於Calisan所持有258,819,795股本公司股份中擁有權益。

2. 伍婉蘭女士為陳國強博士之配偶，被視為於Calisan所持有之258,819,795股本公司股份中擁有權益。

3. 威倫有限公司（「威倫」）由Powervote Technology Limited（「PTL」）全資擁有，而PTL則由Hanny Magnetics (B.V.I.) Limited（「Hanny Magnetics」）擁有。Hanny Magnetics由錦興集團有限公司（「錦興」）全資擁有。PTL、Hanny Magnetics及錦興被視為於威倫所持有之258,819,794股本公司股份中擁有權益。

名稱	好倉／淡倉	身份	附註	權益性質	股份數目	概約持股百分比
Hollyfield	好倉	受控制法團持有之權益	1	公司權益	258,819,795	29.36%
ITC Investment	好倉	受控制法團持有之權益	1	公司權益	258,819,795	29.36%
德祥企業	好倉	受控制法團持有之權益	1	公司權益	258,819,795	29.36%
Galaxyway	好倉	受控制法團持有之權益	1	公司權益	258,819,795	29.36%
Chinaview	好倉	受控制法團持有之權益	1	公司權益	258,819,795	29.36%
陳國強博士	好倉	受控制法團持有之權益	1	公司權益	258,819,795	29.36%
伍婉蘭女士	好倉	家族持有權益	2	家族權益	258,819,795	29.36%
威倫有限公司	好倉	實益擁有人	3	個人權益	258,819,794	29.36%
Powervote Technology Limited	好倉	受控制法團持有之權益	3	公司權益	258,819,794	29.36%

Investments Group Limited（「PYITCIG」）之全部權益。PYITCIG擁有Great Decision Limited（「GDL」）之全部權益，而GDL擁有Calisan之全部權益。因此，GDL、PYITCIG、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳博士均被視為擁有Calisan所持有之258,819,795股股份之權益。

(b) ***於相關法團之權益***

董事姓名	相關法團名稱	好倉／淡倉	身份	權益性質	股份數目	概約持股百分比
陳國強博士	永安旅遊	好倉	實益擁有人	個人權益	17,280,000	0.05%

II　根據證券及期貨條例須予披露之股東權益

於最後實際可行日期，據董事或本公司行政總裁所知，根據證券及期貨條例第XV部第2及第3分部之條文須向本公司披露擁有股份及相關股份之權益或淡倉之人士如下：

(a) ***股份權益***

名稱	好倉／淡倉	身份	*附註*	權益性質	股份數目	概約持股百分比
Calisan	好倉	實益擁有人	*1*	個人權益	258,819,795	29.36%
GDL	好倉	受控制法團持有之權益	*1*	公司權益	258,819,795	29.36%
PYITCIG	好倉	受控制法團持有之權益	*1*	公司權益	258,819,795	29.36%
保華德祥	好倉	受控制法團持有之權益	*1*	公司權益	258,819,795	29.36%

1. 責任聲明

本通函載有為遵照上市規則而提供有關本公司之資料，董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知及確信，本通函並無遺漏其他事實，導致本通函所載之任何聲明誤導。

2. 權益披露

I. 董事之權益

於最後實際可行日期，董事或本公司之行政總裁於本公司或其相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債權證中，擁有(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例之該等條文彼等被認為或被視作擁有之權益或淡倉）；或(b)根據證券及期貨條例第352條須列入該等條例所述登記冊內之權益及淡倉；或(c)根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 普通股權益

董事姓名	好倉／淡倉	身份	權益性質	股份數目	概約持股百分比
陳國強博士 *（附註）*	好倉	受控制法團持有之權益	公司權益	258,819,795	29.36%

附註： 陳國強博士擁有Chinaview International Limited（「Chinaview」）之全部權益，而Chinaview擁有Galaxyway Investments Limited（「Galaxyway」）之全部權益，Galaxyway擁有德祥企業集團有限公司（「德祥企業」）超過三分之一全部已發行普通股股本。德祥企業擁有ITC Investment Holdings Limited（「ITC Investment」）之全部權益。ITC Investment擁有Hollyfield Group Limited（「Hollyfield」）之全部權益。Hollyfield擁有保華德祥建築集團有限公司（「保華德祥」）超過三分之一全部已發行股本。保華德祥擁有Paul Y. – ITC

董事（包括獨立非執行董事）認為根據第二份配售協議出售及認購2,340,000,000股永安股份，乃符合本公司之利益，而第二份配售協議之條款亦屬公平合理，符合本公司及股東之整體利益。

此　致

列位股東　台照

承董事會命
中策集團有限公司
主席
陳國強博士
謹啟

二零零四年十二月二十二日

進行收購事項之原因及優點

第二份配售協議為配售事項及認購事項之一部份，而配售事項及認購事項整體而言有助永安旅遊籌集資金，並鞏固其財務狀況。第二份配售協議之認購價與配售價相同，兩者乃經CEL、永安旅遊及配售代理公平磋商後釐定。本公司及永安旅遊之董事會（包括各自之獨立非執行董事）認為配售價乃屬公平合理。

倘完成第二份配售協議項下之認購股份發行，中策將因於永安旅遊之權益攤薄而引致約3,900,000港元之虧損，此乃參照中策於二零零四年六月三十日之未經審核管理賬目計算。倘第二份配售協議項下之認購股份發行並未完成，中策將就根據第二份配售協議出售2,340,000,000股永安股份而獲得約67,900,000港元之盈利，此乃參照中策於二零零四年六月三十日之未經審核管理賬目計算。2,340,000,000股永安股份之代價為65,520,000港元較二零零四年六月三十日2,340,000,000股永安股份之未經審核資產淨值約42,300,000港元超出約23,200,000港元。於完成根據第二份配售協議發行認購股份後，配售事項及認購事項將不會對中策之資產及負債構成任何重大影響。現時並無有關根據第二份配售協議配售配售股份之限制。

由於中策透過CEL於永安旅遊擁有權益，董事（包括獨立非執行董事）認為儘管本公司於永安旅遊之權益將會因認購事項而攤薄，但建議進行之配售事項及認購事項能改善永安旅遊之財務狀況及增加股本基礎，從而鞏固本公司在永安旅遊之投資。倘由於先決條件未能於議定限期二零零五年一月三十一日前達成而並無根據第二份配售協議發行認購股份，則本公司計劃根據第二份配售協議出售現有股份之收益淨額（若根據第二份配售協議悉數出售2,340,000,000股現有配售股份，則該筆收益淨額將為65,520,000港元）將由CEL用作一般營運資金。CEL並無指明該筆收益之特定用途。

有關永安旅遊之資料

永安旅遊為投資控股公司，而永安旅遊集團則主要從事旅行團、旅遊及其他相關服務，於香港、澳門、加拿大及英國均設有分行，並於香港及中國經營酒店。

永安旅遊截至二零零二年十二月三十一日止九個月及截至二零零三年十二月三十一日止年度之經審核綜合虧損淨額（除稅及非經常性項目及少數股東權益前後），以及永安旅遊截至二零零四年六月三十日止六個月之未經審核綜合溢利淨額（除稅及非經常性項目及少數股東權益前後）載列如下：

	截至二零零四年六月三十日止六個月	截至二零零三年十二月三十一日止年度	截至二零零二年十二月三十一日止九個月
	千港元	*千港元*	*千港元*
	（未經審核）	（經審核）	（經審核）
營業額	814,139	1,416,235	1,323,286
除稅及非經常性項目及少數股東權益前之綜合溢利／（虧損）淨額	32,868	(373,047)	(304,153)
稅項（支出）／撥回	(8)	2,075	669
除稅及非經常性項目及少數股東權益後之綜合溢利／（虧損）淨額	32,953	(370,972)	(302,248)

根據永安旅遊截至二零零四年六月三十日止六個月之中期報告，永安旅遊於二零零四年六月三十日之未經審核綜合資產淨值及未經審核資產總值分別約為325,700,000港元及2,553,030,000港元。

認購價：

每股認購股份為0.028港元，與配售價相同。2,340,000,000股認購股份之總認購價為65,520,000港元，須以現金支付。配售價較最後實際可行日期聯交所所報永安股份收市價每股0.036港元折讓22.2%。

認購事項之條件：

根據第二份配售協議發行認購股份須待下列條件達成後，方可作實：(i)上市委員會批准根據該協議須予發行之認購股份上市及買賣；(ii)根據該協議完成配售配售股份；及(iii)就有關發行取得獨立股東批准。根據第二份配售協議認購認購股份將於達成所有該等條件後第三個營業日完成。倘該等條件（包括就根據第二份配售協議發行新永安股份取得獨立股東批准）未能於二零零五年一月三十一日（或CEL及永安旅遊可能書面協定之較後日期）或之前達成，則不會根據第二份配售協議認購2,340,000,000股永安股份。

認購股份之地位

認購股份於發行及繳足股款後，將與於配發及發行認購股份當日已發行之永安股份在所有方面享有同等權利，包括有權享有任何股息或分派。於最後實際可行日期，並無有關認購股份之出售限制。

有關本公司之資料

本公司為投資控股公司，而本集團則主要從事製造及買賣電池產品，以及在中國投資及發展物業之業務。

有關CEL之資料

CEL為投資控股公司，並由本公司持有約55.22%之實際股本權益及約88.79%實際投票權益。因此，CEL乃本公司之附屬公司。CEL集團於其他投資公司擁有主要權益，而該等投資公司透過附屬公司主要於中國及外地生產及銷售輪胎；以及經營旅行團、旅遊及其他相關服務及酒店及休閒相關業務。

最終實益擁有人均為獨立第三方）配售6,000,000,000股永安股份，而CEL則會按每股認購股份0.028港元之相同價格認購6,000,000,000股新永安股份。配售事項已於二零零四年十二月三日完成，而根據首份配售協議發行及認購3,660,000,000股新永安股份亦於二零零四年十二月十四日完成。

CEL根據第二份配售協議出售2,340,000,000股現有永安股份及認購2,340,000,000股新永安股份，由於每項交易之代價比率超出5%但少於25%，故根據上市規則，構成中策之須予披露交易。

本通函旨在向　閣下提供有關第二份配售協議項下配售事項及認購事項之進一步資料。

第二份配售協議

第二份配售協議之訂立日期：

二零零四年十一月三十日

第二份配售協議之訂約方：

(1) CEL，本公司之附屬公司及永安旅遊之主要股東，於最後實際可行日期擁有永安旅遊19.58%之權益

(2) 永安旅遊

(3) 配售代理，獨立第三方

根據第二份配售協議將予認購之新永安股份數目：

2,340,000,000股認購股份，佔(i)最後實際可行日期永安旅遊現有已發行股本約7.26%；及(ii)根據第二份配售協議發行2,340,000,000股認購股份後永安旅遊經擴大已發行股本約6.77%。



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)
(股份代號:0235)

執行董事:
陳國強博士
Yap, Allan博士
李華健先生
周美華女士
陳玲女士
陳國鴻先生*(陳國強博士之替任董事)*
呂兆泉先生*(Yap, Allan博士之替任董事)*

獨立非執行董事:
卜思問先生
馮蘊瑤女士
黃景霖先生

註冊辦事處:
香港
九龍
觀塘鴻圖道51號
保華企業中心8樓

敬啟者:

有關出售及認購
永安旅遊(控股)有限公司2,340,000,000股股份
之須予披露交易

緒言

謹此提述於二零零四年十一月三十日刊發之該公佈,內容乃關於CEL(本公司之附屬公司及永安旅遊之主要股東)、永安旅遊及配售代理於二零零四年十一月三十日訂立之配售協議,據此,配售代理同意以每股配售股份0.028港元之價格,按全數包銷基準,根據每份配售協議向不少於六名承配人(配售代理安排之人士,其本身及其

「聯交所」	指	香港聯合交易所有限公司
「認購事項」	指	CEL（或其代名人）根據配售協議認購6,000,000,000股新永安股份
「認購價」	指	認購事項項下每股認購股份0.028港元之認購價，該價格與配售價相同
「認購股份」	指	CEL根據配售協議將予認購之新永安股份，數目相等於配售代理配售之配售股份數目
「永安股份」	指	永安旅遊股本中每股0.01港元之股份
「永安旅遊」	指	永安旅遊（控股）有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「永安旅遊集團」	指	永安旅遊及其附屬公司
「%」	指	百分比

「獨立股東」	指	永安旅遊之股東(CEL及其聯繫人士除外)
「最後實際可行日期」	指	二零零四年十二月二十日,即本通函印發前可確定本通函所述若干資料之最後實際可行日期
「上市委員會」	指	聯交所上市小組委員會
「上市規則」	指	聯交所證券上市規則
「承配人」	指	配售代理根據配售事項安排之承配人,全部均為獨立第三方
「配售事項」	指	配售代理根據配售協議按配售價向承配人配售6,000,000,000股現有永安股份
「配售代理」	指	德意志銀行香港分行,為獨立第三方
「配售協議」	指	首份配售協議及第二份配售協議
「配售價」	指	配售事項項下每股配售股份0.028港元之配售價,該價格與認購價相同
「配售股份」	指	根據配售事項將予配售之6,000,000,000股現有永安股份
「第二份配售協議」	指	CEL、永安旅遊及配售代理於二零零四年十一月三十日訂立之配售協議,有關配售2,340,000,000股現有永安股份及有條件認購2,340,000,000股新永安股份
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股0.10港元之股份
「股東」	指	股份持有人

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「該公佈」	指	本公司與永安旅遊於二零零四年十一月三十日聯合發表之公佈，內容有關（其中包括）根據第二份配售協議發行認購股份
「聯繫人士」	指	按上市規則所賦予之定義
「董事會」	指	董事會
「CEL」	指	China Enterprises Limited，於百慕達註冊成立之有限公司，其股份於美國場外交易議價板買賣
「CEL集團」	指	CEL及其附屬公司
「本公司」或「中策」	指	中策集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司董事
「首份配售協議」	指	CEL、永安旅遊及配售代理於二零零四年十一月三十日訂立之配售協議，有關配售3,660,000,000股現有永安股份及有條件認購3,660,000,000股新永安股份
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港合法貨幣
「香港」	指	中國香港特別行政區
「獨立第三方」	指	據董事於作出一切合理查詢後所深知及確信，與本公司及其關連人士（定義見上市規則）並無關連之第三方人士

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中策集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)
(股份代號：0235)

有關出售及認購
永安旅遊(控股)有限公司2,340,000,000股股份
之須予披露交易

董事會函件載於本通函第4至9頁。

二零零四年十二月二十二日